EXHIBIT 28



       Robert J. Fitzsimmons                             Embargo until
       602/ 207-5759                                     8:00 a.m. (E.D.T.)



              THESE ARE THE EARNINGS FOR FINOVA CAPITAL CORPORATION
             THE PRINCIPAL SUBSIDIARY OF THE FINOVA GROUP INC. WHOSE
                      EARNINGS WERE RELEASED JULY 15, 1997



                           FINOVA Capital Corporation

                      Announces 23% Increase in Net Income
               and Record New Business For Second Quarter of 1997




PHOENIX, Ariz., July 16, 1997 -- FINOVA Capital Corporation today announced net income of $34.7 million for the quarter ended June 30, 1997, a 23% increase over $28.1 million of net income for the second quarter of 1996.

         The company also reported all-time highs of $951 million in new loan and lease originations and $862 million in fee-based volume generated during the quarter, with only a modest decline in the backlog to $1.4 billion. As a result, managed assets at the end of the quarter increased 16.5% year over year and grew at an annualized rate of 18.3% during the quarter.

         During the second quarter of 1997, the company's interest margins earned as a percentage of average earning assets rose to 6.0% from 5.8% in the second quarter of 1996. "The record new business volumes and increasing margins earned in the second quarter underscore FINOVA's ability to grow the business without sacrificing profitability," said FINOVA Chairman and CEO Sam Eichenfield. "FINOVA continues to demonstrate the strength of its market position and its ability to provide shareholders with increasing returns on their investment in the company."

         Loss provisions for the quarter were $18.3 million compared to $7.9 million in 1996 and exceeded write-offs by 58%.

         "In addition, the company's leasing portfolio continued to demonstrate its ability to generate gains on sale of assets," said Eichenfield. Gains for the second quarter of 1997 were $10.5 million, compared to $1.3 million in 1996. For the first six months of 1997, total gains were $13.7 million compared to $8.0 million during the same period a year ago. Included in gains for the second quarter of 1997 was the sale of the company's investment in a leveraged lease transaction.

         "While experiencing strong growth, we have also continued our commitment to quality and efficiency, as evidenced by continued strong portfolio performance and productivity measures," continued Eichenfield. Nonaccruing assets represented 2.0% of managed assets at June 30, 1997, compared to 2.2% at June 30, 1996, and reserves as a percentage of nonaccruing assets increased to 96.3% from 87.9% a year ago. Selling, general and administrative expenses were 42.8% of interest margins earned in the second quarter of 1997, in line with 41.9% for the year ended December 31, 1996 and somewhat better than the 44.3% reported for the first quarter of 1997.

         Income taxes for the second quarter were higher in 1997 due to the increase in pre-tax income. In comparison to the first quarter of 1997, the effective tax rate for the period was lower as a result of certain tax credits.

         FINOVA Capital Corporation is a Phoenix-based major domestic commercial finance company providing a broad range of secured financing and leasing products from $500,000 to $35 million to midsize business.

         For more information about FINOVA Capital Corporation, visit the company's Website at www.finova.com.

                           FINOVA Capital Corporation
                          and Consolidated Subsidiaries
                         Summary of Consolidated Income
                                   (Unaudited)
                             (Dollars in Thousands)

                                                            Quarter Ended                         Six Months Ended
                                                              June 30,                                June 30,
                                                 -----------------------------------    ------------------------------------
                                                       1997                1996               1997                1996
                                                 ----------------   ----------------    ----------------    ----------------
Interest earned from financing
  transactions                                   $       199,541    $       167,593     $       390,653     $       335,272
Operating lease income                                    28,946             25,042              54,911              48,015
Interest expense                                        (101,883)           (89,718)           (199,055)           (177,942)
Operating lease depreciation                             (17,610)           (14,625)            (34,059)            (31,903)
                                                 ----------------   ----------------    ----------------    ----------------
Interest margins earned                                  108,994             88,292             212,450             173,442

Provision for possible credit losses                     (18,300)            (7,876)            (26,300)            (19,500)
Gains on sale of assets                                   10,468              1,315              13,701               8,045
Selling, administrative and other
  operating expenses                                     (46,612)           (34,488)            (92,490)            (72,075)
                                                 ----------------   ----------------    ----------------    ----------------

Income before income taxes                                54,550             47,243             107,361              89,912
Income taxes                                             (19,853)           (18,391)            (39,851)            (34,304)
                                                 ----------------   ----------------    ----------------    ----------------
Income from continuing operations                         34,697             28,852              67,510              55,608

Loss from discontinued operations                           ----               (731)                ---                (366)
                                                 ----------------   ----------------    ----------------    ----------------

Net Income                                       $        34,697    $        28,121     $        67,510     $        55,242
                                                 ================   ================    ================    ================

                           FINOVA Capital Corporation
         Selected Consolidated Financial Data and Ratios (Unaudited) (1)
                             (Dollars in Thousands)

                                                                                                          As of
                                                                       As of June 30,                 December 31,
                                                              ----------------------------------    -------------------
FINANCIAL POSITION:                                                 1997               1996                1996
                                                              ---------------    ---------------    ------------------
 Ending funds employed (EFE) (2)                              $    7,826,196     $    6,697,013     $       7,298,759
 Securitizations and participations sold (3)                         394,025            359,868               364,546
                                                                -------------      -------------      ----------------
   Total managed assets (2)                                        8,220,221          7,056,881             7,663,305
 Reserve for possible credit losses (2)                              159,747            136,917               148,693
 Nonaccruing assets (2)                                              165,885            155,840               155,505
 Nonaccruing assets as  % of managed assets (4)                         2.0%               2.2%                  2.0%
 Reserve for possible credit losses as a % of:
   Ending managed assets (4)                                            2.0%               2.0%                  2.0%
   Nonaccruing assets                                                  96.3%              87.9%                 95.6%
 Total debt                                                   $    6,338,122     $    5,970,459     $       5,850,223
 Stockholder's equity                                              1,122,162            898,830             1,069,043
 Total debt to equity                                                  5.65x              6.64x                 5.47x
 Backlog                                                           1,440,831          1,213,286             1,477,239

                                                  For the Second Quarter Ended            For the Six Months Ended
                                                            June 30,                              June 30,
                                                 --------------------------------     ---------------------------------
PERFORMANCE HIGHLIGHTS:                               1997              1996               1997               1996
                                                 --------------    --------------     --------------   ----------------
Average managed assets (2)                       $   8,023,255     $   6,880,673      $   7,881,895    $     6,768,305
Average earning assets (5) (2)                       7,235,636         6,144,342          7,099,386          6,082,728
New business (2)                                       951,236           584,941          1,562,870          1,234,347
Fee-based volume                                       862,442           638,415          1,677,673          1,332,508
Write-offs (2)                                          11,558             7,382             16,858             15,240
Write-offs (annualized) as a % of
   average managed assets (4)                            0.58%             0.43%              0.43%              0.45%
Interest margins earned
   (annualized) as a % of average
   earning assets                                         6.0%              5.8%               6.0%               5.7%
Selling, administrative and other
   operating expenses as a % of
   interest margins earned                               42.8%             39.1%              43.5%              41.6%

----------------------------------------

(1)  Averages for the periods presented are based on month-end balances.
(2)  Excludes discontinued operations disposed of during 1996.
(3) Securitizations are assets sold under securitization agreements and managed by the Company.
(4) Excludes participations sold in which the Company has transferred credit risk.
(5) Average earning assets equal average funds employed less average deferred taxes on leveraged leases and average nonaccruing assets.